UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date16 October, 2012

Notice of Annual General Meeting

Novogen Limited ABN 37 063 259 754

Notice is given that the Annual General Meeting (the “AGM”) of Novogen Limited (the "Company") will be held at 2:30 pm on Monday, 12 November, 2012 at the Computershare Conference Centre, Level 4, 60 Carrington Street, Sydney, New South Wales, Australia.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the AGM.  The Explanatory Statement and the proxy form are part of this Notice of Meeting.

Business Agenda

1.	Financial Statements

To receive and consider the Financial Reports of the Company as at 30 June, 2012 and the Reports of the Directors and Auditor thereon, in accordance with the Corporations Act 2001.

2.	Remuneration Report

To receive, consider, and if thought fit, pass the following resolution as a non-binding ordinary resolution:

“That, pursuant to Section 250R(2) of the Corporations Act 2001, the Remuneration Report commencing on page 18 of the Novogen Limited Annual Report for the year ended 30 June, 2012 be adopted.”

Note – the vote on the resolution is advisory only and does not bind the Directors of the Company.

3.	Resignation of BDO Audit and appointment of Grant Thornton

To note the resignation of BDO Audit (NSW-VIC) Pty Ltd accepted by the Directors due to the audit directors joining Grant Thornton Audit Pty Ltd.

To consider, and if thought fit, to pass the following as an ordinary resolution:

“That the Company resolves to ratify the appointment of Grant Thornton Audit Pty Ltd as auditor of the Company.”

4.	Re-election of Mr John P O’Connor

To consider and if thought fit, pass the following resolution as an ordinary resolution of the Company:

“That Mr John P O’Connor, a non-Executive Director of the Company retiring in accordance with clause 82.3 of the Company’s Constitution, being eligible, is re-elected as a Director of the Company.”

5.	Re-election of Mr William D Rueckert

To consider and if thought fit, pass the following resolution as an ordinary resolution of the Company:

“That Mr William D Rueckert, a non-Executive Director of the company retiring in accordance with clause 84.1 of the Company’s Constitution, being eligible and who offers himself for re-election, is re-elected as a Director of the Company.”

6.	Capital Reduction

To consider and if thought fit, pass the following resolution as an ordinary resolution of the Company:

“That for the purposes of Part 2J.1 of the Corporations Act and for all other purposes, approval is given for the Company to reduce its issued capital by approximately $7 million by way of an equal capital reduction, which is to be effected by the Company making a distribution to all holders of Shares registered at 4.00pm on the Record Date of approximately one share of common stock in MEI Pharma, Inc. (“MEI Pharma”) for every 59 Ordinary Shares held by them on the Record Date, on the terms set out in the Explanatory Statement.”

7.	Other business

To consider any other business as may be brought forward in accordance with the Constitution of the Company or the law and of which the requisite written notice has been given.

By order of the Board.

/s/ RL Erratt
Ron Erratt
Company Secretary
Sydney, 11 October, 2012

TIME AND PLACE OF AGM AND HOW TO VOTE

These notes form part of the Notice of Meeting.

Voting Restrictions

In accordance with section 250R(4) of the Corporations Act, the Company will disregard votes cast on Agenda Item 2 by a member of the Company’s key management personnel whose remuneration details are included in the Remuneration Report, or a closely related party of such a member, unless the vote is cast:

(a)	as a proxy for a person entitled to vote in accordance with a direction on the proxy form; or
(b)	by the chairman of the meeting as proxy for a person entitled to vote and the chairman has received express authority to vote undirected proxies as the chairman sees fit.

Entitlement to vote

For the purposes of the AGM, in accordance with Regulation 7.11.37 of the Corporations Regulations, the Board has determined that a person’s entitlement to vote at the AGM will be the entitlement of that person set out in the register of members at 2:30 pm on Saturday 10 November, 2012.  Accordingly, transactions registered after that time will be disregarded in determining members entitled to attend and vote at the AGM.

How to Vote

Shareholders may vote by attending the AGM in person, by proxy or authorised representative.

Voting in Person

To vote in person, Shareholders should attend the AGM on the date and at the place set out in the Notice of Meeting.  The AGM will commence at 2:30 pm.

Appointment of a Proxy

A Shareholder entitled to attend and vote at the AGM is entitled to appoint not more than two proxies, neither of whom need to be a member of the Company.  If one proxy is appointed, that proxy may exercise all of the member’s voting rights.  If a Shareholder appoints 2 proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes.

A proxy may be, but need not be, a Shareholder and can be an individual or a body corporate.

A body corporate appointed as a proxy may appoint a representative to exercise any of the powers the body corporate may exercise as a proxy at the AGM.  The representative should bring to the AGM evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

Voting by Proxy

The proxy form, and the Power of Attorney (if any) under which the form is signed must be received at:

-	the Company’s registered office: Novogen Limited, Level 1, 1-7 Waterloo Road, North Ryde, NSW, 2113; or
-	the Company’s Share Registry, Computershare Services Pty Limited: GPO Box 242, Melbourne, Victoria, 3001, Australia,

not less than 48 hours before the appointed time of the AGM.

For this purpose it is sufficient if the proxy is received at the registered office of the Company or at the Company’s Share Registry by facsimile transmission or by similar means of communication in a reasonably legible form.  The facsimile number of the Share Registry is +61 3 9473 2555.

Enquiries

Shareholders are invited to contact the Company Secretary, Mr Ron Erratt, on +61 2 9878 0088 if they have any queries in respect of the matters set out in this Notice of Meeting or the Explanatory Statement.

A personalised form of proxy is included with these documents.

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared to provide Shareholders with information about the business to be conducted at the Company’s 2012 Annual General Meeting (AGM) to be held at 2:30 pm on Monday, 12 November, 2012 at the Computershare Conference Centre, Level 4, 60 Carrington Street, Sydney, New South Wales, Australia.

The Explanatory Statement is an important document and should be read carefully by Shareholders.

Agenda Item 1
Financial Statements

The Financial Reports, the Directors’ Report and the Independent Auditor’s Report for the year ended 30 June, 2012 will be presented for consideration.  The Corporations Act 2001 (Cth) does not require shareholders to vote on, approve or adopt those reports.

Shareholders will, however, have the opportunity at the AGM to raise questions and to make comments on those reports and the management and performance of the Company.

The Company's Auditor, Grant Thornton Audit Pty Limited, will be present at the AGM and Shareholders will be given the opportunity to ask the Auditor questions about the conduct of the audit, the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the Auditor.

Shareholders may wish to submit written questions on the above listed topics to the Auditor.  Written questions for the Auditor must be received by the Company no later than 5:00 pm on Monday 5 November, 2012, addressed as follows:

Company Secretary,
Novogen Limited,
Level 1, 1-7 Waterloo Road,
North Ryde, NSW, 2113, Australia,

or by facsimile addressed to the Company Secretary on facsimile number +612 9878 0055.

Agenda Item 2
Remuneration Report

In accordance with section 250R(2) of the Corporations Act, the Board is submitting its Remuneration Report to Shareholders for consideration and adoption.

Section 298 of the Corporations Act requires that the annual Directors' Report contain a Remuneration Report prepared in accordance with section 300A of the Corporations Act.

The Remuneration Report is contained in the Directors’ Report commencing on page 18 of the Novogen Limited Annual Report for the year ended 30 June, 2012.  Broadly, the Report:

•	explains the structure of and rationale behind the Company’s remuneration practices and the relationship between the remuneration of employees and the Company’s performance;
•	sets out remuneration details for each Director and for each member of the Company’s specified executives; and
•	makes clear that the basis for remunerating non-Executive Directors is distinct from the basis for remunerating Executives, including Executive Directors.

Following consideration of the Remuneration Report the Chairman will give Shareholders a reasonable opportunity to ask questions about, or comment on, the Report.  As provided by section 250R(3) an advisory resolution (which does not bind the Directors or the Company) that the Remuneration Report be adopted will be put to a vote.

The Directors recommend that the shareholders vote in favour of the Resolution in Agenda Item 2.

Agenda Item 3
Ratification of appointment of auditor

The Directors of BDO Audit (NSW-VIC) Pty Ltd became partners in Grant Thornton effective 1 May, 2012.  BDO Audit (NSW-VIC) Pty Ltd ceased to have access to their audit methodology tools and their staff also became employees of Grant Thornton from 1 May, 2012. These events represented exceptional circumstances. Accordingly, at that time BDO Audit (NSW-VIC) Pty Ltd resigned as Auditor and the Directors resolved, after proper enquiries and receiving a consent to act as auditor, to appoint Grant Thornton Audit Pty Ltd as auditor of the Company.

In accordance with the Corporations Act 2001, Grant Thornton Audit Pty Ltd hold the office of auditor until this AGM and the Company must appoint or re-appoint a person, firm or audit company to fill the position of auditors of the Company at this AGM.

A nomination has been received from a member of the Company to appoint Grant Thornton Audit Pty Ltd as auditor and a copy of that nomination accompanies this Notice of Meeting.

The Directors recommend that the shareholders vote in favour of the resolution in Agenda item 3.

Agenda Item 4
Re-election of Mr John P O’Connor

Clause 82.3 of the Company’s Constitution requires any Director who has been appointed by way of casual vacancy or in addition to existing Directors holds office only until the next Annual General Meeting at which point that Director must retire from office.

Mr O’Connor, retires in accordance with clause 82.3 of the Constitution and offers himself for re-election as a Director.

Mr O’Connor has spent his working life in the financial industry.  In this time he has worked both in funds management and as a stockbroker.  He has worked in the UK, US and in Australia.  He has held management roles and been a Partner in securities businesses.  He has served on the Board of Lonsec Securities, a Zurich Insurance owned business, for several years.

He has been a consultant to several biotech businesses, including Novogen Limited and MEI Pharma, assisting with fund raising.

The Directors recommend that the shareholders vote in favour of the Resolution in Agenda Item 4.

Agenda Item 5
Re-election of Mr William D Rueckert

Clause 84.1 of the Company’s Constitution requires that at each Annual General Meeting of the Company, one third (or the number nearest to but not exceeding one third) of the Directors, (excluding a Director who is the Managing Director and a Director appointed to fill a casual vacancy) must retire from office provided that no Director may retain office for more than 3 years without offering himself for re-election even though such submission results in more than one third of the Directors retiring from office.

Mr Rueckert, by rotation retires in accordance with clause 84.1 of the Constitution and offers himself for re-election as a Director.

Mr Rueckert has been Director of the Company since March 2009 and was elected Chairman of Novogen Limited effective 18 October, 2010.  Mr Rueckert was a Director of MEI Pharma (formerly Marshall Edwards, Inc.) between March 2007 and March 2009 and was reappointed as a Director in March 2011.  Mr Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specialising in community banks.  From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut with interests in the petroleum and resort development industries.  From 1981 until 1988 he was President of United States Oil Company, a publicly traded oil exploration business.  Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H. Dodge Foundation, a private philanthropic organisation in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.

The Directors recommend that the shareholders vote in favour of the Resolution in Agenda Item 5.

Agenda Item 6
Capital Reduction

Overview

As Shareholders know the Company has transformed over the past two years.

•
In May 2011, following approval from Shareholders the Company completed the sale of its suite of intellectual property and products based on the field of isoflavonoid technology and on compounds known as isoflavones, including those related to the drug candidates phenoxodiol, triphendiol,

ME-143 and ME-344 to MEI Pharma.
•	In August 2011, the Company completed the sale of its consumer products business to
Pharma-a-care Laboratories Pty Ltd.
•	The Company also sold the glucan technology assets, previously being developed by Glycotex, Inc., in August 2012.

Following completion of these transactions, the only remaining significant assets that the Company has, other than cash, is the stock in MEI Pharma.

On 27 July, 2012, the Company announced that it would undertake a capital reduction and distribute the common stock that the Company holds in MEI Pharma to its Shareholders.

As Shareholders have previously been made aware, it has been the intention of the Board to put the Company’s largest and most important asset, the MEI Pharma common stock directly into the hands of Shareholders. The capital reduction will facilitate the distribution of the MEI Pharma common stock, including those issued to the Company as part of the sale of intellectual property to MEI Pharma, to the Shareholders.

Before the capital reduction the Company will have 103,805,606 Ordinary Shares on issue.  Of those Ordinary Shares, 47,930,575 correspond to the ADRs (as at 30 September, 2012) which are traded on the NASDAQ Capital Market on a 25 for one basis – that is one ADR relates to 25 Ordinary Shares. The Company will not cancel any Ordinary Shares as a result of the capital reduction.

Following the capital reduction the Company will not hold any common stock of MEI Pharma which will all be distributed to Shareholders.

Capital Reduction

As at the date of this Explanatory Statement, the Company held approximately 17,837,248 or 67.3% of the common stock of MEI Pharma (after including the potential conversion of the preference shares currently held, to common stock).

The Company is asking Shareholders to consider an ordinary resolution authorising the Company to reduce its issued capital by approximately $7 million by undertaking the Capital Reduction under section 256B of the Corporations Act, which is to be effected by the Company making a distribution to all holders of Shares registered at 4.00pm on the Record Date of approximately one share of common stock in MEI Pharma for every 59 Ordinary Shares held by them on the Record Date.

Shareholders will not be required to pay any consideration for the common stock in MEI Pharma.

The basis for the Capital Reduction and distribution of the MEI Pharma common stock has been determined taking into consideration the proposed one for 10 reverse stock split announced by MEI Pharma on 28 September, 2012 and which is expected to be effected at the beginning of November 2012.

The terms of the Capital Reduction are the same for each Shareholder (subject to rounding). The date for determining which Shareholders are entitled to participate in the proposed Capital Reduction is the Record Date.

Legal and regulatory requirements

Under section 256B(1) of the Corporations Act, a company may only reduce its share capital if the reduction:

(a)	is fair and reasonable to the company’s shareholders as a whole;
(b)	does not materially prejudice the company’s ability to pay its creditors; and
(c)	is approved by shareholders in accordance with section 256C of the Corporations Act.

For the purposes of section 256C of the Corporations Act, the proposed Capital Reduction is an equal reduction of capital which requires the approval of Shareholders by ordinary resolution in a general meeting.  Therefore, for the proposed return of capital to proceed, a majority of votes must be cast in favour of the resolution.

In relation to these requirements:

(a)	the Directors consider that the proposed Capital Reduction is fair and reasonable to all Shareholders as it applies to all Shareholders equally and is undertaken on a pro rata basis;
(b)
the Directors consider that the proposed Capital Reduction will not result in the Company being insolvent at the time of the Capital Reduction or becoming insolvent as a result of the Capital Reduction, and will not have a material impact on the Company’s ability to pay its creditors; and

(c)
the ordinary resolution requires approval of Shareholders in accordance with section 256C of the Corporations Act.  The Notice of Meeting and this Explanatory Statement notifies Shareholders of the general meeting at which approval of the ordinary resolution is being sought.

Reasons for the Capital Reduction

The primary reason for the proposed Capital Reduction is to give effect to the Company’s intention to put the Company’s most important asset, the MEI Pharma common stock directly into the hands of its Shareholders.

The Capital Reduction will allow each of the Shareholders to own their proportionate share of the MEI Pharma common stock now held by the Company, if the proposal is approved by the Shareholders.

Advantages and disadvantages

The Directors consider that the main advantages and disadvantages to Shareholders of the proposed Capital Reduction are as follows:

Advantages
•	Shareholders will have the opportunity to acquire a direct interest in MEI Pharma, allowing Shareholders to receive any dividends distributed by MEI Pharma directly.
•	The direct interest in MEI Pharma will also enable Shareholders to trade MEI Pharma stock as they wish (complying with the rules of NASDAQ) and receive the benefit of any stock price appreciation.
•	Shareholders will have greater flexibility in respect of their own investment portfolios.
•	If the Capital Reduction is approved by Shareholders, Shareholders’ existing percentage shareholding in the Company will remain unchanged.

Disadvantages
•	The Company’s Shares and/or the MEI Pharma common stock may increase or decrease in value following the proposed return of capital, depending on equity market conditions.
•
Shareholders may also incur transaction and brokerage costs if they subsequently wish to dispose of the MEI Pharma common stock.  In preparing this Explanatory Statement, the Directors have not taken into account the individual objectives, financial situation or particular needs of individual Shareholders.  Accordingly, Shareholders should seek their own independent financial and tax advice on the consequences of selling US listed securities.

Effect of Capital Reduction

Effect on the Company’s share capital and financial position
•
If Shareholder approval is obtained for the Capital Reduction, the value of the MEI Pharma common stock that will be distributed to Shareholders will be approximately $7 million, being the fair value of the MEI Pharma common stock.

•	The Capital Reduction will have the effect of reducing the Company’s total equity by approximately $7 million.

Effect on the Company’s capital structure
•
As noted above in the “Overview” section, the Company currently has 103,805,606 Shares on issue.  The Company will not cancel any of the Ordinary Shares currently on issue as a result of the Capital Reduction.

Effect on creditors
Although the proposed Capital Reduction involves a reduction in the Company’s paid up share capital, the Directors are of the opinion that this will not materially prejudice the Company’s ability to pay its creditors.  The proposed Capital Reduction will not involve the payment of any cash amounts by the Company and the Company will have sufficient cash reserves to pay its creditors following the Capital Reduction.

Taxation implications

On the assumption that Shareholders hold their Shares on capital account and not revenue account, the return of capital should generally create no immediate tax liability for Shareholders.  A return of capital on shares acquired after 19 September, 1985, will generally reduce the capital gains tax cost base of the shares held in the Company. This reduction in cost base may result in an increased capital gain, or reduced capital loss, upon eventual disposal of the shares in the Company.  A return of capital will only create a capital gain at the time of the return if the return of capital is in excess of the cost base of the relevant share.

The taxation implications of the proposed capital return may vary depending on the particular circumstances applicable to each Shareholder.  Accordingly, Shareholders are urged to seek their own advice based on their own particular circumstances in relation to the tax consequences of the return of capital.

Directors’ interests

As the Directors hold Shares, they will be taking part in the proposed Capital Reduction.  They will be treated on the same basis as the other Shareholders in respect of the proposed return of capital.  No Director will receive any payment or benefit in kind from the proposed return of capital other than as a Shareholder.

The interests of Directors in the Company and their related parties as at the date of this Explanatory Statement are set out below.

Director	Shares	Options

JT Austin	20,288,053	-
JP O’Connor	253,551	81,104
WD Rueckert	5,000	375,000
PR White	-	375,000
R Youngman	-	375,000
	20,546,604

Information concerning MEI Pharma common stock

The closing price of MEI Pharma common stock on 4 October, 2012 was US$0.46.

In April 2012, Shareholders were provided with substantial material regarding the MEI Pharma common stock when the Company distributed, by way of a dividend, the rights that it received from MEI Pharma, to Shareholders including a prospectus dated 2 April, 2012 in relation to those rights which contained the detailed prospectus provided by MEI Pharma to its shareholders on distribution of the rights.

At an Extraordinary General Meeting held on 7 May, 2012, Shareholders approved an investment by the Company of US$4 million in common stock of MEI Pharma to the extent that common stock was not taken up by Shareholders.

Copies of the material previously distributed by the Company to Shareholders in relation to the MEI Pharma common stock can be found at www.asx.com.au.

Further information regarding MEI Pharma and the MEI Pharma common stock can be found at www.meipharma.com.

Overseas Shareholders

Distribution of the MEI Pharma common stock to Shareholders under the Capital Reduction will be subject to legal and regulatory requirements in their relevant jurisdictions.

If the requirements of any jurisdiction where a Shareholder is resident are held to restrict or prohibit the distribution of shares as proposed or would impose on the Company an obligation to prepare a prospectus or other similar disclosure document or otherwise impose on the Company an undue burden, the MEI Pharma common stock to which the relevant Shareholder is entitled will be sold by the Company on their behalf as soon as practicable after the Record Date and the Company will then account to those Shareholders for the net proceeds of sale after deducting the costs and expenses of the sale.

As the Capital Reduction is being represented and satisfied by the distribution to Shareholders of MEI Pharma common stock and security prices may vary from time to time (assuming a liquid market is available), the net proceeds of sale to such Shareholders may be more or less than the notional dollar value of the Capital Reduction as set out in this Explanatory Statement.

Lodgement with ASIC

The Company has lodged a copy of the Notice of Meeting and this Explanatory Statement with ASIC in accordance with the Corporations Act.

Disclosure

The Company has made an application with ASIC for case-by-case relief from the requirement to prepare a disclosure document in relation to the distribution of the MEI Pharma common stock.  This relief has been granted by ASIC.

Independent tax and financial advice

In preparing this Explanatory Statement, the Directors have not taken into account the individual objectives, financial situation or particular needs of individual Shareholders.  Accordingly, Shareholders should seek their own independent financial and tax advice on the consequences of the Capital Reduction.

Indicative timetable for the capital reduction

Subject to the Listing Rules and Corporations Act, and conditional on obtaining the requisite Shareholder approvals, the Company anticipates completion of the Capital Reduction in accordance with the following indicative timetable (which is subject to change):

Event	Date
Shareholders meeting to approve the Capital Reduction	12 November, 2012
Notification to ASX of results of the shareholders meeting	12 November, 2012
Last day for trading in pre-reorganised securities	13 November, 2012
Trading in reorganised securities on a d eferred settlement basis starts Trading in the reorganised securities on an ‘ex return of capital basis’ start	14 November, 2012
Record Date Last day to register transfers on a pre- reorganisation basis	20 November, 2012
First day for Company to send notice to
shareholders of change of holdings as a
result of reorganisation

First day for Company to register
securities on a post-reorganisation basis
and for issue of holding statements

21 November, 2012
Despatch Date Deferred settlement market ends Last day for securities to be entered into the holders’ security holdings and for Company to send notice to each security holder	27 November, 2012

The Directors recommend that you vote in favour of Resolution 6.

Notice of Nomination of Auditor
Novogen Limited
ABN 37 063 259 754
Date 10 October, 2012

Appointment of auditors

I wish to nominate Grant Thornton Audit Pty Ltd as auditor of Novogen Limited at the forthcoming annual general meeting (“AGM”).

I request that a copy of this nomination is sent to all persons entitled to receive notice of the AGM and Grant Thornton Audit Pty Ltd.

Signed:

/s/ Mark Hinze

_____________________________
Mark Hinze
Shareholder - Novogen Limited